June 12, 2009
Via Edgar
Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-0402

RE:	Expedia, Inc. Form 10-K for the year ended December 31, 2008 Filed February 19, 2009 File No. 000-51447
Dear Mr. Humphrey:
We have prepared the following responses to address comments contained in your letter dated May 18, 2009 regarding the above-referenced filing. As requested, we have prepared, where appropriate, proposed expanded disclosure for future filings and, in other instances, provided supplemental information to our disclosure.
As requested in your letter, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, our responses correspond to the format of your letter.
Form 10-K for the fiscal year ended December 31, 2008
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 46
1.	We note from your revenue recognition accounting policy footnote on page F-9 that revenue is derived from the following sources:
•	Agent model revenue from:

o	Commissions or ticketing fees from the travel suppliers and/or travelers
•	Merchant model revenue from:
o	Spreads on travel products sold

o	Fees from customers
•	Travel agent and override commissions from travel suppliers

•	Incentive payments from global distribution systems
•	Advertising and Media Revenue
We believe this information would provide a further understanding of your results of operations, and therefore be meaningful to investors. For example, payments from vendors and customers are likely to differ with regard to credit risk and payment terms and timing. In addition, factors affecting your business may not necessarily have the same impact on each of your revenue sources, and each revenue source may have its own unique set of factors impacting it. Further, investors will be able to discern the relative contributions to your results made by each revenue source along with any associated trends and related impacts. Therefore, please expand MD&A to summarize the amounts of each significant component/source of revenues in tabular form and to ensure that your discussion and analysis also covers the reasons for material changes in each component/source. Refer to the requirements of paragraph 303(a)(3) of Regulation S-K. In addition, please supplementally tell us the amount of each significant component of revenues for each of the latest three fiscal periods presented.

Response

We note the Staff’s comment and will continue to be mindful of the requirements of Item 303(a)(3) of Regulation S-K in future filings. Thus, in addition to the discussion of the factors affecting the travel products we sell and their impact on segment and consolidated revenue, beginning with our next Quarterly Report on Form 10-Q, we will expand our revenue discussion to also include a tabular presentation of revenue by our various revenue models: (1) Merchant; (2) Agency, which includes supplier commissions, supplier overrides, incentive payments from GDS’s, and agency ticketing fees from customers; and (3) Advertising and Media. We will also update our discussion and analysis to cover material changes in each of the mentioned components. The following presents the significant components for each of the last three fiscal periods presented.

	Year Ended December 31,			% Change
	2008	2007	2006	2008 vs 2007	2007 vs 2006
		($ in millions)
Merchant	$2,004	$1,915	$1,610	5%	19%
Agency	651	567	533	15%	6%
Advertising and Media	282	183	95	54%	93%

Total revenue	$2,937	$2,665	$2,238	10%	19%

We believe the additional information will provide investors with the enhanced level of understanding of our results the Staff requested. These components of revenue each share similar characteristics (i.e. credit risk and payment terms and timing) with our merchant revenue being generated from the spread between the amount paid to suppliers versus the amount collected from the customer and agency revenue being generated primarily from commissions collected from our supply partners, with the exception of customer fees as discussed further below.
Incentive payments from global distribution systems and override commissions from travel suppliers are immaterial individually, and on a combined basis these balances represent less than 3% of total revenue for the years ended December 31, 2008 and 2007. In addition, as we have recently eliminated most of the customer booking fees on agency air (which in total represented less than 5% of revenues for the years ended December 31, 2008 and 2007), this amount will be less meaningful going forward, although we will certainly continue to discuss the impact of the fee elimination on revenue changes for all relevant periods.
2.	We note that cost of revenue, selling and marketing as well as genera1 and administrative expenses comprise a significant proportion of total operating expenses, but your results of operations disclosure provides relatively little discussion related to these expense line items. For example, your discussion and analysis these costs states the increase is due to general growth. This disclosure does not provide and explanation how general growth affects each of these cost or the components of these expense categories. In this regard, please revise your disclosure to provide a robust discussion and analysis of these line items. In addition, because of the significance of these expense line items, we believe this would best be accomplished by providing a comparative table that quantifies the significant individual expense sub-categories that comprise these line items, preferably with columns for dollar and percentage changes, and then discussing and analyzing the material changes in those sub-categories. Likewise, given its significance, consider similar disclosure of “marketing” expenses for greater transparency of this line item. Please provide us with a copy of your intended revised disclosure.

Response

Beginning in the first quarter of 2009, we have redefined our reportable segments as a result of the reorganization of our business around our global brands and have also reclassified certain expenses to better reflect the reorganization of our development and information technology teams. We will revise our disclosures of cost of revenue, selling and marketing expense and general and administrative expense in future filings to provide a more robust discussion and analysis of these line items. While future disclosures will be reflective of the aforementioned changes, they will be similar to the revised discussion and analysis provided below for the year ended December 31, 2008.

Our revised disclosure for cost of revenue is as follows:
“Cost of Revenue:

	Year ended December 31,		% Change
	2008	2007	2008 vs. 2007
	($ in millions)
Direct Costs
Credit card processing	$204	$184	11%
Call centers and telesales	142	118	20%
Fulfillment, data center and other	136	112	21%
Personnel and overhead	153	148	3%

Total cost of revenue	$635	$562	13%

% of revenue	21.6%	21.1%
Cost of revenue primarily consists of (1) direct credit card processing costs, including merchant fees, charge backs and fraud, (2) direct costs of our call centers, including telesales, (3) other direct costs, primarily including fees paid to fulfillment vendors for processing airline tickets and related customer services, costs of our data centers, and costs paid to suppliers for certain destination supply and (4) personnel costs as well as certain overhead.
In 2008, the primary drivers of the increase of cost of sales expense were an increase in call center and telesales expenses of $24 million primarily due to increased transactions during 2008 versus 2007 and an increase of credit card processing fees of $20 million in 2008 primarily due to the increase in merchant bookings during the current year.”
In the above cost of revenue table, the direct costs are not entirely burdened with the related personnel costs, as our general ledger does not currently aggregate all personnel costs in that manner. As we believe the disclosure would be more useful to investors to have the functional categories fully burdened with personnel costs, we intend to refine our tabular presentation to attribute a significant component of the personnel costs within the “Personnel and overhead” line above to the appropriate functional categories no later than our Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Our revised disclosure for selling and marketing and general and administrative expenses are as follows:
“Selling and Marketing:

	Year ended December 31,		% Change
	2008	2007	2008 vs. 2007
	($ in millions)
Direct costs	$826	$763	8%
Indirect costs	275	230	20%

Total selling and marketing	$1,101	$993	11%

% of revenue	37.5%	37.2%
Selling and marketing expense primarily relates to direct advertising expense, including traffic generation costs from search engines and internet portals, in addition to television, radio and print spending as well as private label and affiliate program commissions, public relations costs, and other miscellaneous marketing expenses. The remainder of the expense relates to indirect costs, including personnel and related overhead in our Partner Services Group (“PSG”), the TripAdvisor Media Network, Egencia and Expedia Local Expert and stock-based compensation costs.
In 2008, selling and marketing expense increased $108 million primarily due to an increase in direct costs resulting from a $65 million increase in online marketing primarily driven by increased spend related to the expansion of our TripAdvisor Media Network as well as increased expenses at our international points of sale, offset slightly by a decrease in other direct marketing. Indirect costs included in selling and marketing expense increased $45 million primarily due to increased headcount in the TripAdvisor Media Network, PSG, Egencia and European points of sale.
General and Administrative:

	Year ended December 31,		% Change
	2008	2007	2008 vs. 2007
	($ in millions)
Personnel costs	$244	$224	9%
Professional fees	71	63	13%
Other	40	34	18%

Total general and administrative	$355	$321	11%

% of revenue	12.1%	12.1%
General and administrative expense consists primarily of personnel-related costs, including stock-based compensation costs, for support functions that include our executive leadership, finance, legal, tax, technology and human resource functions as well as fees for external professional services including legal, tax and accounting.
In 2008, the increase in general and administrative expense was primarily due to an increase in personnel costs of $20 million. Personnel costs increased in 2008 versus the corresponding period of 2007 due to increased headcount related to our IT function to support business growth and improvements in our technology infrastructure, additions related to the continued expansion of our TripAdvisor Media Network and European points of sale, including through acquisitions such as Venere, as well as higher incentive compensation at certain points of sale.”

Item 8 — Financial Statements and Supplementary Data
Consolidated Statements of Operations, page F-3
3.	We note from the description of your business model that your personnel are an integral part of your revenue generation processes and future revenue growth. In this regard, your personnel provide the critical logistical support to your operations. Additionally, your technology and content costs also appear to directly affect your future revenue growth. Therefore, in being a service company, it appears personnel costs as well as technology and content costs are major components in providing a service activity that should be included before reporting a performance (profitability) measure and we believe that the presentation of a gross profit measure that excludes your personnel costs is not appropriate. As such, in absence of compelling evidence or authoritative guidance indicating that providing this performance measure would not be misleading to your investors, please discontinue your presentation of gross profit and revise your results of operations discussion in MD&A as necessary. Please note that our comment applies to your presentations of Quarterly Financial Information and of Guarantor; non-Guarantor Supplemental Financial information as well.

Response

We will discontinue our presentation of gross profit and revise our disclosures in the MD&A and elsewhere as necessary in future filings, beginning with our next Quarterly Report on Form 10-Q.
Note 2 — Significant Accounting Policies
Revenue Recognition, page F-8
4.	We note that you provide vacation packages for travelers. In this regard, please tell us and revise to disclose specifically how revenue is allocated to the various portions of vacation packages sold.

Response

Packages assembled by travelers through the packaging model on our websites include a merchant hotel component and some combination of an air, car or destination services component. As we have established lower package rates with certain of our merchant travel suppliers, the use of the merchant travel components in packages enables us to make certain travel products available at prices lower than those charged on an individual component basis by travel suppliers without impacting their established pricing and position models. Each package component’s price is determined individually to optimize our margins as well as achieve maximum conversion rates. Our package product is dynamic, which allows the traveler to choose each individual component, and upon the traveler’s purchase, the components are aggregated to determine a total package price. Thus, package revenue is not allocated; rather it is a sum of the individually priced components. The individual package components are recognized in accordance with our revenue recognition policies stated on page F-8 and F-9 of our 2008 Form 10-K. As the majority (over 90% for FY 2008 and 2007) of vacation packages, excluding third party packages mentioned below, is composed of merchant products, revenue is generally recognized for our vacation packages when the traveler’s trip occurs.
In addition, we also offer an immaterial amount of third party pre-assembled packages (approximately 1% of total revenue for the years ended December 31, 2008 and 2007), particularly through our international points of sale, for which we receive a commission that is recognized when the traveler books the transaction, as we have no significant post-delivery obligations.

We will update our revenue recognition policy to include vacation packages in future filings, beginning with our next Annual Report on Form 10-K.
5.	Based on your disclosures page 38, we note that you receive override commissions from travel suppliers. Therefore, if material, please tell us and revise your filing to disclose your revenues recognition policy associated with this revenue stream. Alternatively, indicate the location of these disclosures in your footnote.

Response

Our override commissions from travel suppliers constituted less than 1% of total revenue for the years ended December 31, 2008 and 2007. As these amounts are immaterial, we do not believe it is necessary to disclose our revenue recognition policy associated with this revenue stream. Our policy is to recognize the commissions when the amount becomes fixed or determinable, which is generally upon notification or payment by the respective travel supplier as the determination of the amount is predicated on information available only to the supplier, such as our percentage of their total business in a certain area.
Note 16 — Segment Information, page F-36
6.	We note that your primary operating metric for evaluating segment performance is OIBA. Measures of segment profit or loss under SFAS 131 are required to be disclosed by GAAP and, for that reason, are not considered to be “non-GAAP financial measures” under Regulation G and Item 10(e) of Regulation S-K. SFAS 131 also requires you to reconcile the segment measures to the consolidated financial statements. For these reasons, we do not object to the segment disclosures presented on page F-37. However, the presentation of OIBA on a consolidated basis in any other context is considered to be a “non-GAAP” financial measure. Your attention is invited to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003, Question 21. The presentation of consolidated OIBA on page F-38 is not appropriate in the financial statement footnotes. Please delete this presentation on an ongoing basis.

Response

Other than in reconciling our OIBA segment measure to our consolidated financial results, we will discontinue our presentation of consolidated OIBA in the financial statement footnotes in future filings, beginning with our next Quarterly Report on Form 10-Q.
7.	Refer to the presentation of OIBA on pages 47 and 48 of MD&A. We believe that the discussion of your segments or other subdivisions of your business is appropriate and that it may be necessary for an understanding of your business. As you evaluate the profit or loss of each individual segment based upon segment OIBA, we do not object to a presentation and discussion of that measure in MD&A. However, any MD&A presentation of a non-GAAP performance measure on a consolidated basis must conform to the requirements set forth in Item 10(e) of Regulation S-K. As you consider OIBA to constitute a performance measure (as opposed to a liquidity measure) you have not met the burden of demonstrating why the use of a performance measure that removes charges for such recurring items as amortization, interest, stock based compensation, income taxes and other such items is useful and appropriate. Further, with regard to the impairment charges, we do not believe that such charges should be eliminated from a performance measure where there has been a similar charge within two years or such a charge is reasonably likely to recur within two years. Please eliminate the presentation of consolidated OIBA from your filed documents on an ongoing basis. Alternatively, provide us with additional detailed support for each individual item that you plan to exclude from any non-GAAP performance measure that you propose to present in future filings. We may have additional comments upon review of your response.

Response:

At your request we will eliminate our presentation of consolidated OIBA from our filed documents in future filings, beginning with our next Quarterly Report on Form 10-Q.
Note 12 — Earnings per Share, page F-32
8.	We note your stated accounting policy with respect to the computation of diluted earnings per share. Specifically, you indicate that you include the incremental common stock that you would issue upon the assumed exercise of stock options and stock warrants in your computation if dilutive. Please explain how your computation of diluted net loss per share for fiscal 2008 is consistent with your stated accounting policy. Alternatively, please revise your presentation by filing an amendment to the Form 10-K.

Response

We acknowledge the Staff’s comment and recognize as a result of the significant impairment loss we recorded in the fourth quarter of 2008, which resulted in a net loss for fiscal 2008, common stock equivalents had an antidilutive impact on fiscal 2008 earnings per share. We will correct the earnings per share calculation, and in accordance with SAB 108, propose to disclose the corrected amounts and the rationale for the adjustment in our 2009 Form 10-K as we have evaluated the materiality of such adjustment in accordance with the provisions of SAB 99 and 108 and have determined the impacts to be both quantitatively and qualitatively immaterial to our reported results. Our determination is based on the fact the adjustment changes diluted earnings per share by less than 2% (our loss per share changes from $(8.63) to $(8.80) for the year ended December 31, 2008) and qualitatively would not change the view of a reasonable person based on any of the criteria identified in SAB 99.
Our proposed disclosure is as follows:
“As we recorded a net loss for 2008 and the fourth quarter of 2008, we have revised our diluted earnings per share amounts for these periods to exclude the impacts of common stock equivalents as they are antidilutive. Thus basic and diluted earnings per share for 2008 and the fourth quarter of 2008 are equal.”
Part IV. Item 15. Exhibits, Consolidated Financial Statements and Financial Statements, page 59
9.	We note you have incorporated by reference Exhibit 10.7. This filing does not include all of the schedules and exhibits listed in the table of contents of the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile the entire agreement, including all exhibits and schedules. Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Response:

We will file Exhibit 10.7 in full, including all attachments, schedules and exhibits. To the extent required by applicable securities laws or regulations, we will also file all exhibits in full and include all attachments, schedules and exhibits in our future filings.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 25
Tax Matters, page 30
10.	We note your disclosure on page 30 of the stock price performance and EBITA growth targets used to determine RSU grants and annual bonuses. Please confirm that in future filings you will disclose your performance targets in the “Cash Bonuses” and “Equity Compensation” sections starting on page 27 so that the disclosure of the specific targets is included within the discussion of each compensation element that is dependent upon the achievement of such targets. Please also confirm that in future filings you will quantify all performance targets, including your EBITA growth target.

Response

In future filings, we will disclose the specific performance targets upon which composition elements are dependant within the discussion of such compensation elements. In addition, we will quantify all performance targets, including our EBITA growth target, unless we conclude that disclosure of such targets is not required because it would result in competitive harm such that we may omit such information pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
* * * *

We hope that this letter adequately addresses all of your comments. Please contact me at: (425) 679-3248 (phone), (425) 679-7251 (fax) or bnorton@expedia.com (e-mail) should you have additional comments or require additional information.
Sincerely,

/s/ BURKE F. NORTON
Burke F. Norton
Executive Vice President and General Counsel